STATEMENT OF REGISTERED INVESTMENT COMPANIES

PURSUANT TO RULE 17g-1

OF THE INVESTMENT COMPANY ACT OF 1940

Pursuant to rule 17g-1 under the Investment Company Act of 1940, as amended, the undersigned registered investment companies hereby state as follows:

1.	But for its participation in a joint fidelity bond arrangement, The Charles Schwab Family of Funds would be required under Rule 17g-1 to purchase a single insured fidelity bond in the minimum amount of $2,500,000, said amount being the requisite minimum under Rule 17g-1 for registered investment companies with total assets of over $164,564,143,868, as of March 31, 2014, the end of the most recent fiscal quarter prior to the date of determination.

2.	But for its participation in a joint fidelity bond arrangement, Schwab Investments would be required under Rule 17g-1 to purchase a single insured fidelity bond in the minimum amount of $2,500,000, said amount being the requisite minimum under Rule 17g-1 for registered investment companies with total assets of over $9,932,358,931, as of May 31, 2014, the end of the most recent fiscal quarter prior to the date of determination.

3.	But for its participation in a joint fidelity bond arrangement, Schwab Capital Trust would be required under Rule 17g-1 to purchase a single insured fidelity bond in the minimum amount of $2,500,000, said amount being the requisite minimum under Rule 17g-1 for registered investment companies with total assets of over $47,535,573,913, as of April 30, 2014, the end of the most recent fiscal quarter prior to the date of determination.

4.	But for its participation in a joint fidelity bond arrangement, Schwab Annuity Portfolios would be required under Rule 17g-1 to purchase a single insured fidelity bond in the minimum amount of $900,000, said amount being the requisite minimum under Rule 17g-1 for registered investment companies with total assets of $546,469,162, as of March 31, 2014, the end of the most recent fiscal quarter prior to the date of determination.

5.	But for its participation in a joint fidelity bond arrangement, Laudus Trust would be required under Rule 17g-1 to purchase a single insured fidelity bond in the minimum amount of $2,500,000, said amount being the requisite minimum under Rule 17g-1 for registered investment companies with total assets of over $3,101,015,097, as of March 31, 2014, the end of the most recent fiscal quarter prior to the date of determination.

6.	But for its participation in a joint fidelity bond arrangement, Laudus Institutional Trust would be required under Rule 17g-1 to purchase a single insured fidelity bond in the minimum amount of $750,000, said amount being the requisite minimum under Rule 17g-1 for registered investment companies with total assets of over $418,392,668, as of March 31, 2014, the end of the most recent fiscal quarter prior to the date of determination.

7.	The premium for the joint insured bond covering each has been paid through the period ending June 30, 2015.

THE CHARLES SCHWAB FAMILY OF FUNDS
SCHWAB INVESTMENTS
SCHWAB CAPITAL TRUST
SCHWAB ANNUITY PORTFOLIOS

LAUDUS TRUST
LAUDUS INSTITUTIONAL TRUST

/s/ Christine Pierangeli
Christine Pierangeli Assistant Secretary & Assistant Clerk

JOINT FIDELITY BOND AGREEMENT

WHEREAS, the undersigned parties have determined that it is in their best interests to enter into a joint fidelity bond, which bond is intended to meet the applicable standards of Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, Rule 17g-1 under the 1940 Act requires that each registered management company entering into a joint fidelity bond shall agree with the other named insureds as to the allocation of the recovery received under the joint bond as a result of the loss sustained by the registered management investment company and one or more other named insureds;

NOW THEREFORE, in consideration of the foregoing and of other good and valuable consideration, the undersigned parties hereby agree as follows:

1.	In the event recovery is received under the policy as a result of a loss sustained by one of the registered management investment companies named below and one or more other named insureds, the registered management investment company shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under rule 17g-1 under the 1940 Act.

2.	This Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts.

IN WITNESS WHEREOF, each of the undersigned registered management investment companies has caused this Agreement to be executed by a duly authorized officer as of the 3rd day of June, 2014.

THE CHARLES SCHWAB FAMILY OF FUNDS

Schwab California Municipal Money Fund

Schwab Municipal Money Fund

Schwab New York AMT Tax-Free Money Fund

Schwab New Jersey AMT Tax-Free Money Fund

Schwab Pennsylvania Municipal Money Fund

Schwab AMT Tax-Free Money Fund

Schwab Massachusetts AMT Tax-Free Money Fund

Schwab Value Advantage Money Fund

Schwab Government Money Fund

Schwab Money Market Fund

Schwab U.S. Treasury Money Fund

Schwab Retirement Advantage Money Fund

Schwab Investor Money Fund

Schwab Cash Reserves Fund

Schwab Advisor Cash Reserves Fund

Schwab California AMT Tax-Free Money Fund

Schwab Treasury Obligations Money Fund

/s/ Christine Pierangeli
Christine Pierangeli
Assistant Secretary

SCHWAB INVESTMENTS

Schwab 1000 Index Fund

Schwab California Tax-Free Bond Fund

Schwab Tax-Free Bond Fund

Schwab Short-Term Bond Market Fund

Schwab Total Bond Market Fund

Schwab GNMA Fund

Schwab Treasury Inflation Protected Securities Index Fund

Schwab Global Real Estate Fund

Schwab Intermediate-Term Bond Fund

/s/ Christine Pierangeli
Christine Pierangeli
Assistant Secretary

SCHWAB CAPITAL TRUST

Schwab Core Equity Fund

Schwab MarketTrack Balanced Portfolio

Schwab MarketTrack Conservative Portfolio

Schwab MarketTrack Growth Portfolio

Schwab MarketTrack All Equity Portfolio

Schwab International Index Fund

Schwab Balanced Fund

Laudus International MarketMasters Fund

Laudus Small-Cap MarketMasters Fund

Schwab S&P 500 Index Fund

Schwab Small-Cap Index Fund

Schwab Total Stock Market Index Fund

Schwab Financial Services Fund

Schwab Health Care Fund

Schwab Hedged Equity Fund

Schwab Small-Cap Equity Fund

Schwab Dividend Equity Fund

Schwab Target 2010 Fund

Schwab Target 2015 Fund

Schwab Target 2020 Fund

Schwab Target 2025 Fund

Schwab Target 2030 Fund

Schwab Target 2035 Fund

Schwab Target 2040 Fund

Schwab Target 2045 Fund

Schwab Target 2050 Fund

Schwab Target 2055 Fund

Schwab Large-Cap Growth Fund

Schwab Fundamental US Large Company Index Fund

Schwab Fundamental US Small Company Index Fund

Schwab Fundamental International Large Company Index Fund

Schwab Fundamental Emerging Markets Large Company Index Fund

Schwab Fundamental International Small Company Index Fund

Schwab Monthly Income Fund – Moderate Payout

Schwab Monthly Income Fund – Enhanced Payout

Schwab Monthly Income Fund – Maximum Payout

Schwab International Core Equity Fund

/s/ Christine Pierangeli
Christine Pierangeli
Assistant Secretary

SCHWAB ANNUITY PORTFOLIOS

Schwab MarketTrack Growth Portfolio II

Schwab Money Market Portfolio

Schwab S&P 500 Index Portfolio

Schwab VIT Balanced Portfolio

Schwab VIT Balanced with Growth Portfolio

Schwab VIT Growth Porfolio

/s/ Christine Pierangeli
Christine Pierangeli
Assistant Secretary

Laudus Trust

Laudus Mondrian Emerging Markets Fund

Laudus Mondrian International Equity Fund

Laudus Mondrian International Global Fixed Income Fund

Laudus Mondrian Global Government Fixed Income Fund

Laudus U.S. Large Cap Growth Fund

/s/ Christine Pierangeli
Christine Pierangeli
Assistant Clerk

Laudus Institutional Trust

Laudus Mondrian Institutional Emerging Markets Fund

Laudus Mondrian Institutional International Equity Fund

/s/ Christine Pierangeli
Christine Pierangeli
Assistant Clerk